FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2010
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 27, 2010 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:May 27, 2010

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Appointment of Director

Mumbai, May 27, 2010:The Board has appointed Mr Ranendra Sen, Independent Director as an Additional Director of the Company with effect from June 1, 2010.

Profile

Mr Ranendra Sen (Ronen) was born in Pune on 9 April, 1944. After graduating from St. Xavier's College, he joined the Indian Foreign Service in 1966.

From 1968 to 1986, he served in various capacities in our Embassies and Consulates General in Moscow, San Francisco and Dhaka; as Deputy Secretary and Joint Secretary in the Ministry of External Affairs and as Secretary to the Atomic Energy Commission. From January 1986 to July 1991 he was Joint Secretary to successive Prime Ministers, responsible for foreign and defence policies, atomic energy, space and other tasks, as assigned to him, from time to time by the Prime Minister. During this period and thereafter he had a number of assignments as Special or Personal Envoy of the Prime Minister for discussions with Heads of State or Government of neighbouring and other countries.

After a brief assignment as Ambassador to Mexico (Sept 1991 to Sept 1992), he had a long tenure as Ambassador to Russia (Oct 1992 to Oct 1998) during the most tumultuous phase of the post-Soviet transition, thereafter as India's first Ambassador in Berlin as capital of reunified Germany (Oct 1998 to May 2002); and as High Commissioner to the United Kingdom from June 2002 till his retirement from the IFS in April 2004. He served as a political appointee as Ambassador to the United States during the most rapid and far-reaching transformation of India-US relations from August 2004 to end March 2009.

He is the first Indian to serve as envoy to three P-5 and four G-8 capitals. During his 43 years as a public servant, he participated in about 180 multilateral and bilateral summits.

About Tata Motors.

Tata Motors is India s largest automobile company, with consolidated revenues of INR 70,938.85 crores ($ 14 billion) in 2008-09. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand and Spain. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 4 million Tata vehicles plying in India, Tata Motors is the country s market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.